ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
(in process of changing corporate denomination to  ITAÚ UNIBANCO HOLDING S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

SUMMARY MINUTES OF THE ORDINARY GENERAL MEETING
HELD ON APRIL 24, 2009 AT 3:40 P.M.

VENUE AND TIME:	Praça Alfredo Egydio de Souza Aranha No. 100, Torre Olavo Setubal – 9th floor, in the city and state of São Paulo, at 3:40 p.m.

PRESIDING OFFICIALS:	Roberto Egydio Setubal - President
Carlos Roberto Zanelato - Secretary

QUORUM:	stockholders representing more than two thirds of the voting stock.

LEGAL PRESENCE:	members of management of the Company and representatives of the Fiscal Council, Audit Committee and PricewaterhouseCoopers Auditores Independentes.

CONVENING NOTICE:
published in the newspapers “Valor Econômico”, editions of April 9 (page C-1), 13 (page C-7) and April 14, 2009 (page C-3) and the “Diário Oficial do Estado de São Paulo”, editions of April 9 (page 36), 10 (page 29) and April 14, 2009 (page 42) editions.

NOTIFICATION  TO
THE STOCKHOLDERS:	pursuant to Article 133 of Law 6,404/76, Paragraph 5, the publication of the notification to stockholders is waived.

RESOLUTIONS TAKEN BY THE FLOOR:

1. Following the receipt of the management report, the opinions of the Fiscal Council and the Independent Auditors and the summaries of the reports of the Audit Committee, the stockholders approved, with the abstention of the members of management  and the opposing vote of the stockholders Elizabeth Cruz de Oliveira and ECO Aluguel de Imóveis Próprios Ltda., the Account Statements for the fiscal year ending December 31, 2008 and the waiving of its reading, expressly ratifying the values paid to the members of management pursuant to the content of the said statements. The aforesaid documents were published on March 24, 2009 in the newspapers “Diário Oficial do Estado de São Paulo” (pages 5 to 28) and “Valor Econômico” (pages E-7 to E-19). Analogous documents with respect to the semester ending June 30, 2008, were published on August 26, 2008 in the newspaper, “Valor Econômico” (pages E-9 to E-17).

2. Ratified, with the opposing vote of the stockholders Elizabeth Cruz de Oliveira and ECO Aluguel de Imóveis Próprios Ltda., the allocation of the net income for the fiscal year as recorded in the account statements for December 31, 2008 for the amount of R$20,217,096,583.32 (twenty billion, two hundred and seventeen million, ninety-six thousand, five hundred and eighty-three reais and thirty-two centavos) as follows: (a) R$1,010,854,829.17 (one billion, ten million, eight hundred and fifty-four thousand, eight hundred and twenty-nine reais and seventeen centavos) to the Legal Reserve; (b) R$2,000,000,000.00 (two billion reais) to the Reserve for Profits to be Realized; (c) R$13,985,924,854.99 (thirteen billion, nine hundred and eighty-five million, nine hundred and twenty-four thousand, eight hundred and fifty-four reais and ninety-nine centavos) to statutory reserves, after discounting R$ 15,136,116.91 (fifteen million, one hundred and thirty-six thousand, one hundred and sixteen reais and ninety-one centavos) related to adjustments for previous years, being R$6,327,243,082.54 (six billion, three hundred and twenty-seven million, two hundred and forty-three thousand, and eighty-two reais and fifty-four centavos) to the Reserve for Dividends Equalization, R$3,063,472,708.91 (three billion, sixty-three million, four hundred and seventy-two thousand, seven hundred and eight reais and ninety-one centavos)

MINUTES OF THE ORDINARY GENERAL MEETING OF APRIL 24, 2009, AT 3:40 P.M., OF ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. (in process of changing corporate denomination to ITAÚ UNIBANCO HOLDING S.A.)	Page 2

to the Reserve for Working Capital Increase and R$4,595,209,063.54 (four billion, five hundred and ninety-five million, two hundred and nine thousand and sixty-three reais and fifty-four centavos) to the Reserve for Increase in Capital of Investees; and (d) R$3,205,180,782.25 (three billion, two hundred and five million, one hundred and eighty thousand, seven hundred and eighty-two reais and twenty-five centavos) to the payment of dividends and interest on capital, to be offset against the mandatory dividend, as permitted pursuant to Article 9 of Law 9,249/95. The resolutions of the Board of Directors relative to the anticipated payout to stockholders of dividends and interest on capital, to be offset against the mandatory dividend for 2008, were ratified.

3. Approved, with the abstention and opposing votes of the investment funds, that the Board of Directors be made up of 14 (fourteen) members, for a term of office with a duration until the investiture of the members elected at the Ordinary General Meeting to be held in 2010, being reelected: (i) ALCIDES LOPES TÁPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled in the city and state of São Paulo, at Av. Paulista, 37, 10th floor; (ii) ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 11.759.083-6, enrolled in the Brazilian tax register (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo, at Av. Sansão Alves dos Santos, 102 – 5th floor; (iii) ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 15th floor; (iv) CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo, at Avenida Brigadeiro Faria Lima, 3.400 – 4th floor; (v) FERNANDO ROBERTO MOREIRA SALLES, Brazilian, married, industrialist, bearer of Brazilian identity card RG-SECC/RJ number 2.066.712-7, enrolled in the Brazilian tax register (CPF) under number 002.938.068-53, domiciled in the city and state of São Paulo, at Avenida Eusébio Matoso, 891, 22nd floor; (vi) FRANCISCO EDUARDO DE ALMEIDA PINTO, Brazilian, divorced, economist, bearer of Brazilian identity card RG-IFP/RJ number 04.061.799-5, enrolled in the Brazilian tax register (CPF) under number 664.266.777-87, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 22nd floor; (vii) GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, PhD in economy, Brazilian identity card RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo, at Rua Estados Unidos, 498; (viii) HENRI PENCHAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor; (ix) ISRAEL VAINBOIM, Brazilian, divorced, engineer, bearer of Brazilian identity card RG-SSP/SP number 14.189.351, enrolled in the Brazilian tax register (CPF) under number 090.997.197-87, domiciled in the city and state of São Paulo at Avenida Eusébio Matoso, 891, 22nd floor; (x) PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Brazilian identity card RG-IFP/RJ 3.733.122, enrolled in the Brazilian tax register (CPF) under number CPF 548.346.867-87, domiciled in England, at Evelyn Gardens, 32, Flat 5, London, UK, SW7 3BJ; (xi) PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Brazilian identity card RG-SSP/SP number 19.979.952, enrolled in the Brazilian tax register (CPF) under number 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 10th floor; (xii) RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 15.111.115-7, enrolled in the Brazilian tax register (CPF) under number 252.398.288-90, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Alfredo Egydio – 12th floor; (xiii) ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo, at Praça Alfredo

MINUTES OF THE ORDINARY GENERAL MEETING OF APRIL 24, 2009, AT 3:40 P.M., OF ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. (in process of changing corporate denomination to ITAÚ UNIBANCO HOLDING S.A.)	Page 3

Egydio de Souza Aranha, 100, Torre Olavo Setubal, 10th floor; and, by indication of the stockholder, Bank of America Corporation, the director (xiv) GUILLERMO ALEJANDRO CORTINA, Argentine, married, banker, bearer of United States passport number 403758854, enrolled in the Brazilian tax register (CPF) under number 232.341.518-22, domiciled at 4743 Binford’s Ridge Road, Charlotte, North Carolina, United States of America.

4. Approved the election of the following members to make up the Company’s Fiscal Council, with a term of office until the Ordinary General Meeting to be held in 2010: (i) at the indication of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in the position of holder of preferred shares, with the abstention and opposing vote of the investment funds: as effective member ARTEMIO BERTHOLINI, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/SP number 3.638.656-X, enrolled in the Brazilian tax register (CPF) under number 095.365.318-87, domiciled in the city and state of São Paulo, at Rua Vergueiro, 2.016 – 9th floor, with his respective alternate, SUSANA HANNA STIPHAN JABRA, Brazilian, divorced, economist, bearer of Brazilian identity card RG-SSP/SP number 7.366.839-4, enrolled in the Brazilian tax register (CPF) under number 037.148.408-18, domiciled in the city and state of Rio de Janeiro, at Rua Barão da Torre, 567, apt. 101; and (ii) by indication of IUPAR – Itaú Unibanco Participações S.A., in the position of controlling stockholder, taking into consideration the abstention and the opposing votes of stockholders and investment funds: as effective members, IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of Brazilian identity card RG/CORECON–1ª Região number 4587, enrolled in the Brazilian tax register (CPF) under number 035.001.957-68, domiciled in the city and state of São Paulo, at Av. Prof. Luciano Gualberto, 908 – FEA-3 – Cidade Universitária and ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of Brazilian identity card RG/CORECON 1ª  Região number 2808-8, enrolled in the Brazilian tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro, at Av. Rio Branco, 45 – sala 1914 and, as their respective alternates, JOSÉ MARCOS KONDER COMPARATO, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 1.446.416, enrolled in the Brazil tax register (CPF) under number 005.902.588-34, domiciled in the city and state of São Paulo at Rua dos Caetés, 619 – 2nd floor  e JOÃO COSTA, Brazilian, married, economist, bearer of Brazilian identity card RG-SSP/SP number 4.673.519, enrolled in the Brazilian tax register (CPF) under number 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr.Abílio Martins de Castro, 75.

5. Established, with the opposing vote of the stock holders Elizabeth Cruz de Oliveira and ECO Aluguel de Imóveis Próprios Ltda. and of two investment funds:  (i) the annual and aggregate amounts as compensation for the Board of Directors and the Executive Board, also to include the advantages or benefits of any nature that may eventually be granted, readjusted pursuant to the Company’s compensation policy, and that the said amounts shall be attributed to their respective members in the manner to be decided by the Board of Directors: up to R$20,000,000.00 (twenty million reais) to the Board of Directors and up to R$80,000,000.00 (eighty million reais) to the Executive Board, the compensation of the members of management also being paid by controlled companies as the case may be; (ii) the individual monthly compensation of the effective Fiscal Councilors and their alternates at R$12.000,00 (twelve thousand reais) and R$5,000.00 (five thousand reais), respectively.

6. Publication of the Minutes: approved, unanimously, the publication of the minutes of the Meeting omitting the names of the stockholders present, pursuant to Paragraph 2, Article 130 of Law 6,404/76.

FILED DOCUMENT:	The Stockholder Statement and Voting Declarations were filed at the Company’s registered offices and authenticated by the Presiding Officials.

São Paulo, April 24, 2009. (signed) Roberto Egydio Setubal, President; Carlos Roberto Zanelato, Secretary; ...
ALFREDO EGYDIO SETUBAL Investor Relations Officer